Exhibit 99.1

IAMGOLD CORPORATION

# 2005 Third Quarter Report

GROWTH AND STABILITY

IAMGOLD THIRD QUARTER FINANCIAL RESULTS

Highlights:
■	Net earnings for the third quarter of 2005 were $4.2 million compared to $0.9 million for the third quarter of 2004.
■	Attributable gold production for the quarter was 109,000 ounces at a cash cost, as defined by the Gold Institute, of US$281/oz.
■	Operating cash flow for the quarter was US$1.8 million.
■
Exploration drilling at the Company’s Quimsacocha project in Ecuador continues to extend the gold mineralization to the south. Exploration spending has been increased by 36% for 2005 as a result of the positive drilling results.

■	Quimsacocha resource estimate released on October 28, 2005 of 2.8 million ounces indicated gold, increases IAMGOLD’s total resources by 38%.

CONSOLIDATED FINANCIAL RESULTS SUMMARY (US$000’s):

	Three Months Ended		Nine Months Ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Net earnings	$4,198	$908	$14,316	$8,712
Operating cash flow	$1,828	$18,886	$16,041	$18,396
Net earnings per share
- basic and diluted	$0.03	$0.01	$0.10	$0.06
Operating cash flow per share
- basic and diluted	$0.01	$0.13	$0.11	$0.13
Gold produced (oz) IMG share	109,294	98,844	330,032	312,685
GI cash cost (US$/oz)*	$281	$255	$277	$246
Average realized gold price (US$/oz)	$438	$404	$432	$406

*	GI cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(The following report dated October 31, 2005, should be read in conjunction with the Consolidated Financial Statements for September 30, 2005 and related notes thereto which appear elsewhere in this report. All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

OVERVIEW

Net earnings for the third quarter of 2005 were $4.2 million or $0.03 per share compared to $0.9 million or $0.01 per share for the third quarter of 2004. Year-to-date net earnings in 2005 were $14.3 million or $0.10 per share compared to $8.7 million or $0.06 per share for the same period of 2004. The increase in earnings is mainly a result of corporate transaction costs incurred in 2004 that were not incurred in 2005.

Operating cash flow for the third quarter of 2005 was $1.8 million or $0.01 per share compared to $18.9 million or $0.13 per share for the third quarter of 2004. Year-to-date operating cash flow in 2005 was $16.0 million or $0.11 per share compared to $18.4 million or $0.13 per share for the same period in 2004. The low level of operating cash flow for the third quarter is a result of increases in working capital for the Sadiola and Yatela operations and nil distributions from the Tarkwa and Damang operations during the quarter.

Summarized Financial Results
(in $000’s except where noted)

	2005			2004				2003
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
Net earnings	$4,198	$2,375	$7,743	$2,897	$908	$622	$7,182	6,977
Net earnings per share
- basic and diluted	0.03	0.02	0.05	0.02	0.01	0.00	0.05	0.04

Operating cash flow (deficiency)	1,828	5,680	8,533	(4,713)	18,886	(6,263)	5,773	4,011
Operating cash flow (deficiency) per share
- basic and diluted	0.01	0.04	0.06	(0.03)	0.13	(0.04)	0.04	0.03

Cash and bullion balance
(at cost)	90,799	88,572	84,361	85,436	93,017	94,900	113,190	113,958
(at market)	112,204	104,626	98,998	101,260	105,920	104,904	127,244	127,413
Gold produced (000 oz - IMG share)	109	114	106	119	99	108	106	108

Weighted average GI cash cost
($/oz - IMG share)*	281	275	273	253	255	243	239	246
Gold spot price ($/oz)**	439	427	427	434	401	393	408	391

*    Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliations to GAAP.
**   Average gold price as per the London pm fix.

IAMGOLD Attributable Production and Costs

	2005			2004
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Production (000 oz)
Sadiola - 38%	44	43	38	47	38	44	45
Yatela - 40%	21	23	23	28	24	25	20
Tarkwa - 18.9%	33	37	35	32	24	23	26
Damang - 18.9%	11	11	10	12	13	16	15
Total production	109	114	106	119	99	108	106

Total cash cost ($/oz - IMG share)*	299	292	283	266	264	268	262
GI cash cost ($/oz - IMG share)*	281	275	273	253	255	243	239
*    Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production at the four operating mines was 10% ahead of production from the third quarter of 2004 as all operations performed reasonably well throughout this year’s rainy season in West Africa.

IAMGOLD’s attributable share of gold production in 2005 from the above four operating mines remains forecast at 450,000 ounces for the full year, with estimated total cash cost per ounce, as defined by the Gold Institute, of $280 per ounce for the year.

RESULTS OF OPERATIONS

Mining Interests

	Three Months Ended		Nine Months Ended
($ 000’s)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Gold sales	$27,904	$25,637	$82,399	$81,070
Mining costs	16,593	15,918	54,144	49,906
Depreciation and depletion	4,790	4,416	14,411	14,625
Earnings from mining interests	$6,521	$5,303	$13,844	$16,539

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The Company’s share of Sadiola and Yatela revenue in 2005 was 9% higher than the third quarter of 2004 and 2% higher on a year-to-date basis due to a higher gold price in 2005. The average gold revenue at Sadiola and Yatela was $439 per ounce in the third quarter of 2005 and $432 per ounce year-to-date 2005 compared to $407 per ounce and $408 per ounce for the same periods in 2004. Average gold spot price for the third quarter in 2005 was $439 per ounce and $431 per ounce year-to-date in comparison to $401 per ounce for the respective periods in 2004.

The Company’s share of Sadiola and Yatela operating expenses in 2005 was 4% higher than the third quarter of 2004 and 8% on a year-to-date basis. Consolidated Gold Institute cash costs at Sadiola and Yatela were steady at $262 per ounce in the third quarter of 2005 versus $264 per ounce for the same period in 2004.

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis

	2005			2004
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	3,720	5,710	4,600	4,770	3,050	3,650	4,070
Ore milled (000t)	1,360	1,170	1,180	1,360	1,330	1,300	1,160
Head grade (g/t)*	2.9	3.7	3.4	3.8	3.5	3.8	3.9
Recovery (%)	92	82	80	77	70	74	80

Gold production - 100% (000 oz)	116	113	101	123	101	117	117
Gold sales - 100% (000 oz)	117	110	102	121	103	116	118

Gold revenue ($/oz)**	439	427	429	440	410	411	418
Direct cash costs ($/oz)***	244	282	295	245	248	234	210
Production taxes ($/oz)***	26	25	26	25	24	23	25
Total cash costs ($/oz)***	270	307	321	270	272	257	235
Stockpile adjustments ($/oz)***	(26)	(46)	(33)	(15)	(4)	(15)	(15)
GI cash cost ($/oz)***	244	261	288	255	268	242	220
*      First and second quarter 2005 restated.
**    Gold revenue is calculated as gold sales divided by ounces of gold sold.
***   Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Mining operations at Sadiola performed well during the quarter despite a higher than normal rainfall in the rainy season with total tonnes mined exceeding 3.7 million. Tonnages mined through the nine months year-to-date are 30% higher than achieved through the first nine months of 2004. Tonnages milled during the third quarter were mainly derived from oxide material which resulted in higher recoveries of gold and lower reagent costs. Sulphide material will recommence being fed into the circuit in the fourth quarter.

Direct cash costs, at $28.3 million, were lower than the $31.9 million recorded during the second quarter due to the lower level of tonnes mined and the lower reagent costs. Gold Institute cash costs at $244 per ounce were the lowest since the second quarter of 2004. These cash costs were achieved despite higher costs for fuel, labour and supplies. However, unit costs will increase in the fourth quarter due to the processing of sulphide ores.

Studies continue on the economics of paste tailings, gravity recovery, and the feasibility of recovering and recyclying the cyanide used in the process leach circuit. Decisions will be made by year end on which processes to proceed with. The pre-feasibility on the deep sulphides continues with results expected during the fourth quarter.

Additions to capital assets at Sadiola amounted to $4.2 million for the third quarter of 2005 and $14.1 million year-to-date. $3.8 million of the year-to-date amount was spent on the purchase of mining equipment, $6.9 million for the 115 house extension of the mine village, $0.4 million on the cyanide recovery project and the remainder was spent on a variety of smaller capital projects. Exploration expenditures for the third quarter amounted to $0.9 million and $3.2 million year-to-date, of which $1.5 million was spent on FE3 and FE4 drilling and $0.3 million was spent on the deep sulphides project.

During the quarter, Sadiola made a profit distribution of $10.0 million, with IAMGOLD’s share being $3.8 million. Year-to-date, Sadiola has made a total profit distributions of $21.0 million, with IAMGOLD’s share being $7.9 million. An additional profit distribution of $10.0 million with IAMGOLD’s share being $3.8 million, is also expected to be received in the fourth quarter. Operating cash flow at Sadiola for the third quarter was $6.0 million and $31.1 million year-to-date.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis

	2005			2004
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	2,780	4,250	4,200	5,470	3,270	4,960	7,420
Ore crushed (000t)	720	800	810	830	640	760	640
Head grade (g/t)	2.8	2.5	2.6	3.2	3.6	3.4	3.6
Gold stacked (oz)	65	64	68	86	73	81	74

Gold production - 100% (000 oz)	54	57	58	70	59	62	51
Gold sales - 100% (000 oz)	48	55	62	65	59	71	46

Gold revenue ($/oz)*	438	428	428	438	402	395	405
Direct cash costs ($/oz)**	328	283	248	286	225	283	335
Production taxes ($/oz)**	24	26	29	25	25	28	22
Total cash costs ($/oz)**	352	309	277	311	250	311	357
Cash cost adjustments ($/oz)**	(52)	(3)	(9)	(32)	(11)	(61)	(72)
GI cash cost ($/oz)**	300	306	268	279	239	250	285
*     Gold revenue is calculated as gold sales divided by ounces of gold sold.
**    Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production for the third quarter was slightly lower than production in the first and second quarters. Gold production for 2005 has been negatively impacted by lower grades as mining has progressed through a lower grade portion of the orebody. The lower grades mined and crushed have been offset somewhat by higher tonnes crushed. Tonnes crushed year-to-date are 14% higher than for the first nine months of 2004. Ore grades have now improved at Yatela and these higher grades will report to the leach pads for the remainder of the year.

Direct cash costs for the quarter were $17.5 million, which is higher than the $16.0 million recorded in the second quarter. This increase is primarily a result of higher mining contractor costs and fuel costs. Gold Institute cash costs of $300 per ounce were 2% lower than the second quarter of 2005.

Capital expenditures at Yatela totaled $1.3 million for the third quarter of 2005 and $5.9 million year-to-date. Of the year-to-date amount, $5.1 million was spent on the expansion of the leach pads.

During the year, Yatela made loan repayments of $10.3 million, with IAMGOLD’s share being $3.3 million. Additional loan repayments are expected to be made in the fourth quarter. Operating cash flow at Yatela for the second quarter was $3.3 million and $14.6 million year-to-date.

Working Interests

	Three Months Ended		Nine Months Ended
($ 000’s)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Tarkwa	$2,259	$1,304	$10,909	$4,997
Damang	$292	$927	$899	$4,298
Earnings from working interests	$2,551	$2,231	$11,808	$9,295

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

Earnings improved 14% in the third quarter of 2005 and 27% year-to-date over the same periods in 2004 as a result of higher gold prices, increased production at Tarkwa due to the new mill and a non-cash and non-recurring increase to earnings in the first quarter relating to future taxes at Tarkwa and Damang of $2.1 million (IMG share) as a result of a general reduction of effective tax rates in Ghana from 35% to 29%. This improvement is offset by a reduction in production at Damang as the ore grade at Damang has reduced as was expected.

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2005			2004
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	24,060	21,870	21,120	18,690	20,780	18,520	16,270
Heap Leach:
Ore crushed (000t)	4,140	4,220	4,070	4,910	4,090	3,840	4,160
Head grade (g/t)	1.2	1.3	1.2	1.2	1.3	1.4	1.4
Gold stacked (000 oz)	157	175	150	158	175	179	193
Recovery (%)	76	77	80	82	81	74	73
Gold production (000 oz)	120	136	126	140	125	123	137
CIL:
Ore milled (000t)	1,140	1,180	1,160	850	-	-	-
Head grade (g/t)	1.5	1.7	1.8	1.7	-	-	-
Recovery (%)	97	98	97	96	-	-	-
Gold production (000 oz)	54	63	59	28	-	-	-

Total gold production & sales - 100% (000 oz)	174	199	185	168	125	123	137

Gold revenue ($/oz)*	437	429	428	434	401	395	407
Direct cash costs ($/oz)**	280	237	223	220	274	269	244
Production taxes ($/oz)**	13	13	13	13	12	12	12
Total cash costs ($/oz)**	293	250	236	233	286	281	256
Gold-in-process adjustments ($/oz)**	(3)	5	2	3	(25)	(20)	(8)
GI cash cost ($/oz)**	290	254	238	236	261	261	248
*     Gold revenue is calculated as gold sales divided by ounces of gold sold.
**     Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the third quarter was 13% below production for the second quarter. As a result of a 3 month delay in the completion of new leach pads in the South area, ore had to be loaded onto higher existing lifts which results in a longer leach cycle. In addition, feed grade to the mill was lower as some harder, medium-grade ore had to be processed to increase the loading to the SAG mill. Tonnes mined continued at high levels and year-to-date figures are 21% ahead of tonnages mined in the comparable 2004 period.

Direct cash costs for the quarter were $48.8 million, which is higher than the $47.1 million recorded in the second quarter as a result of an increase in tonnages mined. Gold Institute cash costs of $290 per ounce were 14% higher than the second quarter due to the lower ounces of gold produced.

Capital expenditures were $7.2 million during the second quarter and $33.2 million year-to-date. $17.1 million of the year-to-date amount was spent on new heap leach facilities, $2.6 million was spent on the mill, $2.3 million was spent on the purchase of haul trucks and the remaining was spent on other smaller capital projects.

During the second quarter, Tarkwa made a profit distribution of $25.0 million, with IAMGOLD’s share being $4.7 million. Cash balances at Tarkwa as at September 30, 2005 were $89.2 million and a further cash distribution is expected prior to year-end.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2005			2004
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	3,731	3,810	3,120	1,910	2,750	3,630	3,980
Tonnes mined (000t) - Pit cut back	9,720	-	-	-	-	-	-
Ore milled (000t)	1,327	1,260	1,260	1,350	1,340	1,390	1,300
Head grade (g/t)	1.5	1.5	1.4	1.7	1.8	2.1	2.0
Recovery (%)	93	92	91	91	90	90	90

Gold production & sales - 100% (000 oz)	57	58	54	66	69	83	78

Gold revenue ($/oz)*	438	428	429	432	399	395	406
Direct cash costs ($/oz)**	322	330	302	218	212	200	210
Production taxes ($/oz)**	13	13	13	13	12	12	12
Total cash costs ($/oz)**	335	343	315	231	224	212	222
Gold-in-process adjustments ($/oz)**	36	0	30	(3)	13	(6)	(5)
GI cash cost ($/oz)**	371	343	345	228	237	206	217
*     Gold revenue is calculated as gold sales divided by ounces of gold sold.
**     Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Operations at Damang continued to perform at or above budget with gold production for the quarter at 57,000 ounces. The satellite pits continue to provide more ore than anticipated but at lower grade levels.

During the quarter, the project to deepen the main pit was initiated. The total budget for the cut back is $44 million, primarily for waste stripping. The deepening of the pit will access approximately 700,000 ounces of additional gold and will extend the mine life to 2011.

Direct cash costs for the quarter were $18.4 million, which is lower than the $19.2 million spent during the second quarter. Gold Institute cash costs were $371 per ounce, which is 8% higher than the second quarter as a result of a decrease in gold-in-process.

Capital expenditures were $3.8 million for the quarter and $9.7 million year-to-date, of which $2.7 million was spent on the pit cut back and the remainder was spent on a variety of small capital projects.

Cash balances at Damang as of September 30, 2005 were $36.2 million. Cash balances are being retained at Damang to fund the deepening of the pit and no distributions are expected until the additional ore is accessed.

Royalty Interests

	Three Months Ended		Nine Months Ended
($ 000’s)	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Gold Royalties
Revenue	$742	$651	$2,265	$1,852
Amortization	488	449	1,376	1,199
Diamond Royalties
Revenue	2,670	1,788	5,684	4,296
Amortization	1,411	944	3,011	2,270
Earnings from Royalty Interests	$1,513	$1,046	$3,562	$2,679

Earnings from royalty interests in the third quarter of 2005 are 54% higher than the third quarter of 2004 and are 33% higher year-to-date as a result of increased gold prices and increased production at Diavik. Revenue was recorded from the following gold royalty interests for the second quarter of 2005: the Williams mine in northern Ontario; the Limon mine in Nicaragua; the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

Corporate Administration and Other

Corporate administration, excluding corporate transaction costs, at $2.0 million for the quarter and $5.9 million year-to-date, were comparable to the same periods in 2004. Corporate transaction costs were $0.03 million in the third quarter and $0.2 million year-to-date in comparison to $3.3 million and $9.5 million for the same periods in 2004. Corporate transaction costs represent costs associated with proposed business combinations in 2004.

In 2004, earnings were augmented by the sale of a loan for proceeds of $1.8 million, resulting in a gain of $1.1 million which was included in investment income.

Exploration expenditures were $2.3 million in the third quarter, somewhat below the $3.5 million expended in the second quarter as some programs paused to consider results achieved in the first half of the year. Year-to-date expenditures total $6.9 million compared to $5.4 million for the first nine months of 2004. The exploration budget for the full year has been increased to $10.6 million as a result of the continuing success at the Company’s Quimsacocha project in Ecuador.

Cash Flow

Operating cash flow was $1.8 million for the third quarter of 2005 and $16.0 million year-to-date compared to $18.9 million and $18.4 million for the same periods in 2004. The low level of operating cash flow for the third quarter is a result of increases in working capital for the Sadiola and Yatela operations and nil distributions from the Tarkwa and Damang operations during the quarter. A cash distribution from Tarkwa is expected in the fourth quarter.

In respect of investing activities, $2.4 million was invested in the Sadiola and Yatela operations during the quarter and $8.6 million year-to-date.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):

	September 30, 2005	December 31, 2004
Working Capital	$119.6	$102.6
Current Ratio	8.9	5.7

Cash

Consolidated cash balances totaled $42.2 million at September 30, 2005 compared to $37.4 million at year-end 2004, and can be segmented as follows (in $ millions):

	September 30, 2005	December 31, 2004
Corporate cash	$34.3	$26.3
Joint venture cash	7.9	11.7
Total	$42.2	$37.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $16.9 million and $6.8 million respectively as at September 30, 2005 and $9.4 million and $4.9 million respectively as at September 30, 2004.

Corporate cash increased by $4.7 million in the third quarter of 2005 and $8.0 million year-to-date compared to a decrease of $10.8 million and $27.1 million in the same periods of 2004. Cash flows that determined this decrease are shown below (in $ millions):

	Three Months Ended		Nine Months Ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Inflows
Sadiola cash receipts	$3.8	$4.9	$8.0	$9.1
Royalties received, net of withholding taxes and gold bullion receipts	3.1	2.2	7.0	5.5
Share issuances, net of share issue costs	2.9	0.4	6.4	0.9
Tarkwa cash receipts	-	4.0	4.7	4.0
Yatela cash receipts	-	-	3.3	-
Interest income	0.3	0.1	0.7	0.7
Foreign exchange gain on cash balances	0.1	0.2	0.2	-
Damang cash receipts	-	4.7	-	4.7
Proceeds from sale of marketable securities and loans receivable	-	-	-	1.8
	$10.2	$16.5	$30.3	$26.7
Outflows
Dividends	$-	$-	$7.3	$6.7
Exploration	2.3	2.3	7.0	5.4
Corporate administration and taxes	2.2	1.9	5.7	5.8
Working capital and other	0.8	-	1.5	0.2
Kinbauri settlement	-	-	0.4	-
Other assets	0.2	-	0.2	-
Corporate transaction costs	-	3.9	0.2	7.2
Investment in Tarkwa	-	19.2	-	28.2
Foreign exchange loss on cash balances	-	-	-	0.3
	$5.5	$27.3	$22.3	$53.8
Net inflow (outflow)	$4.7	$(10.8)	$8.0	$(27.1)

Gold Bullion

At September 30, 2005, the accumulated gold bullion balance was 148,009 ounces at an average cost of $329 per ounce. The market value of the bullion was $70.0 million using a September 30, 2005 gold price of $473 per ounce.

••••

Some of the disclosures included in this interim report for the third quarter of 2005 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

As at October 31, 2005, the number of shares issued and outstanding of the Corporation was 147.6 million.

For further information contact:

Joseph F. Conway		Grant A. Edey
President & Chief Executive Officer		Chief Financial Officer
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net earnings from joint ventures and working interests:
Sadiola	$3,328	$1,633	$1,428	$3,154	$2,332	$3,137	$3,847
Yatela	1,427	869	1,789	1,980	2,009	1,240	(110)
Tarkwa	2,259	3,372	5,278	2,744	1,304	1,506	2,187
Damang	292	163	444	1,110	927	1,442	1,929
As per segmented information note to financial statements	$7,306	$6,037	$8,939	$8,988	$6,572	$7,325	$7,853
Sadiola (38% proportionate share):
Gold revenue	19,464	$17,855	$16,597	$20,193	$16,084	$18,173	$18,728
Mining costs:
Total cash costs	(11,918)	(13,201)	(12,260)	(12,606)	(10,468)	(11,475)	(10,449)
Stockpile movement	1,135	1,987	1,273	678	168	693	652
Gold Institute cash costs	(10,783)	(11,214)	(10,987)	(11,928)	(10,300)	(10,782)	(9,797)
Change in bullion inventory	(20)	147	(38)	127	(16)	1	71
Exploration expensed	(76)	(182)	(62)	(10)	(5)	(27)	(43)
Foreign exchange and interest	(311)	(1,157)	(774)	(1,399)	(107)	(267)	(692)
Other non-cash adjustments	132	132	342	99	98	99	99
	(275)	(1,060)	(532)	(1,183)	(30)	(194)	(565)
Mining costs	(11,058)	(12,274)	(11,519)	(13,111)	(10,330)	(10,976)	(10,362)
	8,406	5,581	5,078	7,082	5,754	7,197	8,366
Depreciation	(3,312)	(3,094)	(2,900)	(2,863)	(2,455)	(2,770)	(2,694)
Income taxes	(1,766)	(854)	(750)	(1,065)	(967)	(1,290)	(1,825)
Net earnings from Sadiola	3,328	$1,633	$1,428	$3,154	$2,332	$3,137	$3,847
Gold production - 100% (000 oz)	116	113	101	123	101	117	117
Gold production - 38% (000 oz)	44	43	38	47	38	44	45
Total cash costs per ounce ($/oz)	$270	$307	$321	$270	$272	$257	$235
Gold Institute cash costs per ounce ($/oz)	$244	$261	$288	$255	$268	$242	$220

(in $000's except where noted)	2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Yatela (40% proportionate share):
Gold revenue	$8,440	$9,410	$10,633	$11,400	$9,553	$11,155	$7,377
Mining costs:
Total cash costs	(7,541)	(6,998)	(6,374)	(8,669)	(5,949)	(7,696)	(7,292)
Cash cost adjustments:
Stockpile movement	(1,879)	(1,741)	(429)	1,731	695	455	1,173
Deferred stripping	3,198	1,766	249	(1,253)	(600)	508	54
Gold in process	(194)	49	382	415	166	538	250
	1,125	74	202	893	261	1,501	1,477
Gold Institute cash costs	(6,416)	(6,924)	(6,172)	(7,776)	(5,688)	(6,195)	(5,815)
Change in bullion inventory	748	255	(611)	612	-	(1,228)	572
Exploration expensed	-	-	-	10	(5)	(51)	-
Foreign exchange and interest	58	(222)	(214)	34	(37)	(166)	(131)
Other non-cash adjustments	75	150	(20)	804	147	179	178
	881	183	(845)	1,460	105	(1,266)	619
Mining costs	(5,535)	(6,741)	(7,017)	(6,316)	(5,583)	(7,461)	(5,196)
	2,905	2,669	3,616	5,084	3,970	3,694	2,181
Depreciation	(1,478)	(1,800)	(1,827)	(3,104)	(1,961)	(2,454)	(2,291)
Net earnings (loss) from Yatela	$1,427	$869	$1,789	$1,980	$2,009	$1,240	$(110)
Gold production - 100% (000 oz)	54	57	58	70	59	62	51
Gold production - 40% (000 oz)	21	23	23	28	24	25	20
Total cash costs per ounce ($/oz)	$352	$309	$277	$311	$250	$311	$357
Gold Institute cash costs per ounce ($/oz)	$300	$306	$268	$279	$239	$250	$285

Tarkwa (18.9% proportionate share):
Gold revenue	$14,387	$16,154	$14,954	$13,780	$9,452	$9,182	$10,557
Mining costs:
Total cash costs	(9,654)	(9,384)	(8,253)	(7,395)	(6,745)	(6,532)	(6,659)
Gold in process	102	(182)	(76)	(101)	594	455	207
Gold Institute cash costs	(9,552)	(9,566)	(8,329)	(7,496)	(6,151)	(6,077)	(6,452)
Interest income (expense)	287	136	129	77	76	(12)	75
Exploration expensed	(39)	-	-	-	-	-	-
Mining costs	(9,304)	(9,430)	(8,200)	(7,419)	(6,075)	(6,089)	(6,377)
	5,083	6,724	6,754	6,361	3,377	3,093	4,180
Depreciation	(1,837)	(1,898)	(2,201)	(2,072)	(1,330)	(812)	(759)
Income taxes	(987)	(1,454)	725	(1,545)	(743)	(775)	(1,234)
Net earnings from Tarkwa	$2,259	$3,372	$5,278	$2,744	$1,304	$1,506	$2,187
Gold production - 100% (000 oz)	174	199	185	168	125	123	137
Gold production - 18.9% (000 oz)	33	37	35	32	24	23	26
Total cash costs per ounce ($/oz)	$293	$250	$236	$233	$286	$281	$256
Gold Institute cash costs per ounce ($/oz)	$290	$254	$238	$236	$261	$261	$248

(in $000's except where noted)	2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Damang (18.9% proportionate share):
Gold revenue	$4,733	$4,713	$4,367	$5,431	$5,205	$6,162	$6,002
Mining costs:
Total cash costs	(3,620)	(3,779)	(3,209)	(2,906)	(2,929)	(3,308)	(3,287)
Gold in process	(388)	(4)	(311)	40	(169)	89	75
Gold Institute cash costs	(4,008)	(3,783)	(3,520)	(2,866)	(3,098)	(3,219)	(3,212)
Exploration expensed	(119)	(63)	(74)	(69)	(106)	(95)	(105)
Interest income (expense)	138	110	48	9	3	11	4
Mining costs	(3,989)	(3,736)	(3,546)	(2,926)	(3,201)	(3,303)	(3,313)
	744	977	821	2,505	2,004	2,859	2,689
Depreciation	(295)	(481)	(381)	(466)	(483)	(644)	(606)
Income taxes	(157)	(333)	4	(929)	(594)	(773)	(154)
Net earnings from Damang	$292	$163	$444	$1,110	$927	$1,442	$1,929
Gold production - 100% (000 oz)	57	58	54	66	69	83	78
Gold production - 18.9% (000 oz)	11	11	10	12	13	16	15
Total cash costs per ounce ($/oz)	$335	$343	$315	$231	$224	$212	$222
Gold Institute cash costs per ounce ($/oz)	$371	$343	$345	$228	$237	$206	$217

Weighted Average Cash Costs
Total cash costs - IMG share	$32,733	$33,362	$30,096	$31,576	$26,091	$29,011	$27,687
Gold Institute cash costs, total
- IMG share	$30,759	$31,487	$29,008	$30,066	$25,237	$26,273	$25,276
Attributable production (000 oz)	109	114	106	119	99	108	106
Total cash costs per ounce ($/oz)	$299	$292	$283	$266	$264	$268	$262
Gold Institute cash costs per ounce ($/oz)	$281	$275	$273	$253	$255	$243	$239

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended September 30, 2005

	Three months ended		Six months ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004
Revenue:
Gold sales	$27,904	$25,637	$82,399	$81,070
Royalties	3,412	2,439	7,949	6,148
	31,316	28,076	90,348	87,218
Expenses:
Mining costs	16,593	15,918	54,144	49,906
Depreciation and depletion	4,790	4,416	14,411	14,625
Amortization of royalty interests	1,899	1,393	4,387	3,469
	23,282	21,727	72,942	68,000
	8,034	6,349	17,406	19,218
Earnings from working interests	2,551	2,231	11,808	9,295
	10,585	8,580	29,214	28,513
Other expenses(income):
Corporate administration	1,990	1,839	5,900	5,928
Corporate transaction costs	32	3,295	172	9,509
Litigation	-	-	(381)	-
Exploration	2,326	2,280	6,972	5,364
Foreign exchange	773	790	423	790
Investment income	(296)	(169)	(683)	(1,849)
	4,825	8,035	12,403	19,742
Earnings before income taxes	5,760	545	16,811	8,771
Income taxes (recovery):
Current	2,114	656	4,236	2,973
Future	(552)	(1,019)	(1,741)	(2,914)
	1,562	(363)	2,495	59
Net earnings	4,198	908	14,316	8,712
Retained earnings, beginning of period	52,515	38,064	42,397	38,064
Retained earnings, end of period	$56,713	$38,972	$56,713	$46,776
Number of common shares
Average outstanding during period	147,182,000	145,597,000	146,383,000	145,540,000
Outstanding at end of period	147,619,000	145,667,000	147,619,000	145,667,000
Net earnings per share - basic and diluted	$0.03	$0.01	$0.10	$0.06

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(unaudited)
(United States Dollars in 000’s, except per share data)

As at September 30, 2005

	As at	As at
	Sept. 30, 2005	Dec. 31, 2004
ASSETS
Current assets:
Cash and cash equivalents (note 1)	$42,159	$37,380
Gold bullion
(market value $70,045; Dec. 31, 2004 - $63,880) (note 2)	48,640	48,056
Accounts receivable and other	31,396	27,330
Inventories	12,529	11,605
	134,724	124,371
Marketable securities	1,285	1,285
Ore stockpiles	17,228	16,883
Long-term receivables	6,207	6,861
Working interests	99,559	92,476
Royalty interests	52,832	57,219
Mining interests	72,219	72,825
Other assets	1,286	1,196
Goodwill	74,886	74,886
	$460,226	$448,002
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$15,112	$21,809
Long-term liabilities:
Non-recourse loans payable (note 3)	9,051	10,437
Future income tax liability	17,303	18,464
Asset retirement obligations	5,608	5,549
	47,074	56,259
Shareholders' equity:
Common shares (Issued: 147,619,000 shares) (note 4)	352,426	343,957
Stock-based compensation (note 4(b))	4,309	5,675
Share purchase loans	(296)	(286)
Retained earnings	56,713	42,397
	413,152	391,743
	$460,226	$448,002

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended September 30, 2005

	Three months ended		Nine months ended
	Sep 30, 2005	Sep. 30, 2004	Sep 30, 2005	Sep. 30, 2004
Operating activities:
Net income	$4,198	$908	$14,316	$8,712
Items not affecting cash:
Earnings from working interests, net of dividends	(2,551)	6,486	(7,083)	(578)
Depreciation, depletion and amortization	6,729	5,826	18,867	18,144
Deferred revenue	-	(414)	-	(1,241)
Future income taxes	(552)	(1,019)	(1,741)	(2,914)
Stock-based compensation	294	584	692	1,340
Gain on sale of marketable securities and long-term receivables	-	-		(1,120)
Unrealized foreign exchange losses (gains)	922	1,049	590	525
Change in non-cash operating working capital
Current	(8,134)	6,199	(9,640)	(1,069)
Long-term	922	(733)	40	(3,403)
	1,828	18,886	16,041	18,396
Financing activities:
Issue of common shares, net of issue costs	2,875	383	6,412	946
Dividends paid	-	-	(7,276)	(6,725)
Repayments of non-recourse loans	(6)	(3)	(1,713)	(606)
	2,869	380	(2,577)	(6,385)
Investing activities:
Mining interests	(2,373)	(1,855)	(8,596)	(6,481)
Note receivable	(80)	(56)	654	(32)
Distributions paid to working interests	-	(19,204)	-	(28,238)
Purchase of gold bullion	(203)	(168)	(584)	(552)
Proceeds from disposition of marketable securities and long-term receivables	-	-		1,833
Other assets	(17)	(34)	(159)	(34)
	(2,673)	(21,317)	(8,685)	(33,504)
Increase (decrease) in cash and cash equivalents	2,024	(2,051)	4,779	(21,493)
Cash and cash equivalents, beginning of period	40,135	47,233	37,380	66,675
Cash and cash equivalents, end of period	$42,159	$45,182	$42,159	$45,182

Supplemental cash flow information:
Interest paid	$140	$-	$187	$78
Income taxes	2,115	656	4,236	2,973

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended September 30, 2005

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004. The results of operations for the nine-month period are not necessarily indicative of the results to be expected for the full year.

1.	CASH AND CASH EQUIVALENTS:

	September 30, 2005	December 31, 2004
Corporate	$34,308	$26,260
Joint ventures	7,851	11,120
	$42,159	$37,380

2.	GOLD BULLION:

As at September 30, 2005, the Company held 148,009 ounces of gold bullion at an average cost of $329 per ounce. The market value of this gold bullion, based on the market close price of $473 per ounce was $70,045,000.

3.	NON-RECOURSE LOANS PAYABLE:

	September 30, 2005	December 31, 2004
Yatela loans	$9,051	$10,437
Note receivable from the Government of Mali, included in long-term receivables	5,957	6,611
Net Yatela obligation	$3,094	$3,826

4.	SHARE CAPITAL:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 2004	145,761,646	$343,957
Exercise of options	1,808,658	8,141
Share bonus issued	16,890	117
Share purchase plan	31,600	211
Issued and outstanding, September 30, 2005	147,618,794	$352,426

(a) Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of September 30, 2005 and changes during the nine months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,691,899	$5.78
Granted	415,000	8.25
Exercised	(1,808,658)	4.25
Forfeited	(190,999)	8.17
Outstanding, September 30, 2005	4,107,242	$6.59
Options exercisable, September 30, 2005	2,907,742	$5.86

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 or 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the nine months ended September 30, 2005, $482,000 was recorded as compensation expense relating to the following options:

Year of Grant/ Modification	# of Options	Weighted Average Exercise (Cdn$) Price	Total Weighted Average Fair Value	Sept. 30, 2005 Expense
2002	212,333	$7.42	$2.52	$20
2003	510,001	7.60	1.42	2
2004	671,667	9.02	2.10	293
2005	415,000	8.25	2.13	167
	1,809,001	$8.17	$1.86	$482

The Company awarded 22,173 restricted common shares to certain executives of the Company under the Company’s share bonus plan in 2004. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the nine months ended September 30, 2005, 7,390 shares were issued and $41,000 was recorded as compensation expense relating to the restricted share awards. The Company also awarded 9,500 shares to non-executive board members under the Company’s share bonus plan and recorded $64,000 as compensation expense for the nine months ended September 30, 2005.

The Company issued 31,600 restricted common shares to employees and recorded $105,000 as compensation expense for the nine months ended September 30, 2005. Common shares issued under the share purchase plan are restricted for one year.

5.	SEGMENTED INFORMATION:

(a)  The Company’s assets, liabilities, revenue and expenses allocated to the appropriate reporting segments identified by the Company are as follows:

Balance sheet:

Investment in working interests as at September 30, 2005 has been presented below in its separate components:

			Joint Venture
			and Working
September 30, 2005	Gold Mines	Adjustments	Interests	Royalties	Corporate	Total
Cash and gold bullion	$31,566	$(23,715)	$7,851	$-	$82,948	$90,799
Other current assets	62,940	(22,619)	40,321		3,604	43,925
Long-term assets	166,601	(71,197)	95,404	68,558	2,821	166,783
Long-term assets related to working interests	59,160	99,559	158,719	-	-	158,719
	$320,267	$(17,972)	$302,295	$68,558	$89,373	$460,226
Current liabilities	$22,166	$(9,687)	$12,479	$-	$2,633	$15,112
Long-term liabilities	83,356	(67,115)	16,241	21,617	(5,896)	31,962
	$105,522	$(76,802)	$28,720	$21,617	$(3,263)	$47,074
December 31, 2004
Cash and gold bullion	$29,152	$(18,032)	$11,120	$-	$74,316	$85,436
Other current assets	56,318	(20,223)	36,095	-	2,840	38,935
Long-term assets	165,862	(69,543)	96,319	72,946	2,730	171,995
Long-term assets related to working interests	59,160	92,476	151,636	-	-	151,636
	$310,492	$(15,322)	$295,170	$72,946	$79,886	$448,002
Current liabilities	$19,452	$(9,009)	$10,443	$-	$11,366	$21,809
Long-term liabilities	83,517	(65,807)	17,710	22,966	(6,226)	34,450
	$102,970	$(74,817)	$28,153	$22,966	$5,140	$56,259

Statement of earnings:

Earnings from working interests for the three months ended September 30, 2005 of $2,551,000 (2004 - $2,231,000) and for the nine months ended September 30, 2005 of $11,808,000 (2004 - $9,295,000) has been presented below in its separate components:

			Joint Venture
			and Working
Three months ended September 30, 2005	Gold Mines	Adjustments	Interests	Royalties	Corporate	Total
Revenues	$47,023	$(19,119)	$27,904	$3,412	$-	$31,316
Earnings from working interests	-	2,551	2,551	-	-	2,551
Operating costs of mine	29,824	(13,560)	16,264	-	-	16,264
Depreciation, depletion and amortization	6,918	(2,128)	4,790	1,899	40	6,729
Exploration expense	195	(119)	76	-	2,326	2,402
Other expense	212	-	212	1,215	1,514	2,941
Interest and investment expense (income), net	(347)	388	41	-	(270)	(229)
Income taxes	2,915	(1,149)	1,766	(818)	614	1,562
Net earnings (loss)	$7,306	$-	$7,306	$1,116	$(4,224)	$4,198
Three months ended September 30, 2004
Revenues	$40,294	$(14,657)	$25,637	$2,439	$-	$28,076
Earnings from working interests	-	2,231	2,231	-	-	2,231
Operating costs of mine	25,006	(9,247)	15,759	-	-	15,759
Depreciation, depletion and amortization	6,230	(1,814)	4,416	1,393	17	5,826
Exploration expense	116	(106)	10	-	2,280	2,290
Other expense	625	1	626	1,303	4,537	6,466
Interest and investment expense (income), net	(559)	77	(482)		(97)	(579)
Income taxes	2,304	(1,337)	967	(536)	(794)	(363)
Net earnings (loss)	$6,572	$-	$6,572	$279	$(5,943)	$908
Nine months ended September 30, 2005
Revenues	$141,706	$(59,307)	$82,399	$7,949	$-	$90,348
Earnings from working interests	-	11,808	11,808	-	-	11,808
Operating costs of mine	89,962	(38,758)	51,204	-	-	51,204
Depreciation, depletion and amortization	21,500	(7,089)	14,411	4,387	69	18,867
Exploration expense	575	(255)	320	-	6,972	7,292
Other expense	2,480	-	2,480	776	5,194	8,450
Interest and investment expense (income), net	(670)	810	140	-	(608)	(468)
Income taxes	5,577	(2,207)	3,370	(1,817)	942	2,495
Net earnings (loss)	$22,282	$-	$22,282	$4,603	$(12,569)	$14,316
Nine months ended September 30, 2004
Revenues	$127,630	$(46,560)	$81,070	$6,148	$-	$87,218
Earnings from working interests	-	9,295	9,295	-	-	$9,295
Operating costs of mine	76,452	(28,075)	48,377	-	-	48,377
Depreciation, depletion and amortization	19,260	(4,635)	14,625	3,469	50	18,144
Exploration expense	568	(437)	131	-	5,364	5,495
Other expense	2,901	(1,552)	1,349	648	15,380	17,377
Interest and investment expense (income), net	(1,657)	1,708	51	-	(1,702)	(1,651)
Income taxes	8,356	(4,274)	4,082	(1,512)	(2,511)	59
Net earnings (loss)	$21,750	$-	$21,750	$3,543	$(16,581)	$8,712

    (b)  The Company’s share of joint venture cash flows for the periods ended September 30, 2005 is as follows:

	Three months ended		Six months ended
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
Cash flows from operations	$3,600	$15,619	$17,630	$21,875
Cash flows used in financing	(6)	(3)	(1,713)	(606)
Cash flows used in investments	(2,453)	(1,911)	(7,942)	(6,513)

6.	CONTINGENCIES AND COMMITMENTS:

(a)    In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. In 2004, Sadiola paid approximately $5.2 million, of which the Company’s share is $2.0 million, as a deposit towards the assessment. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. As of December 2004, the Department of Taxation has withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims and to achieve greater certainty regarding tax and customs matters going forward. The mines may also elect to commence arbitration to enforce their rights under the original Convention Agreements with the Government of Mali.

IAMGOLD CORPORATION

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